FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______    Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Intercepts 68.19 g/t Au Over 2.05m & 45.05 g/t Au Over 2.25m, Extends Keats Main Zone to Over 1km Along Strike

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 18, 2022--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 30 diamond drill holes that were completed as part of a program designed to test the down-plunge extents of the Keats Main Zone located along the highly prospective Appleton Fault Zone (“AFZ”). New Found’s 100%-owned Queensway project comprises a 1500km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Keats Highlights:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
NFGC-22-527B	433.00	435.10	2.10	12.87
Including	433.00	434.00	1.00	26.80
NFGC-22-550	444.45	446.70	2.25	45.05
Including	444.45	445.00	0.55	181.50
NFGC-22-608	255.95	258.00	2.05	28.33
NFGC-22-616	265.20	267.25	2.05	68.19
Including	265.60	266.50	0.90	153.50

Table 1: Keats Drilling Highlights

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  The overall Keats area now spans a strike length of approximately 1.6km and is comprised of several high-grade gold discoveries including those made at Keats Main, Keats North, and most recently, Keats West (reported on September 27, 2022).
  Exploration along the southern extents of Keats Main, which is defined by gold mineralization hosted within the extensive damage zone associated with the Keats-Baseline Fault Zone (“KBFZ”), has extended the strike length of Keats Main Zone to 1km with high-grade intervals of 12.87 g/t Au over 2.10m in NFGC-22-527B and 45.05 g/t Au over 2.25m in NFGC-22-550 (Figures 1, 2, 3 and 5).
  Ongoing drill testing working to extend the Keats Main Zone along strike and at depth has also intersected broad domains of low-grade gold mineralization at vertical depths of up to 400m as demonstrated by the interval of 2.79 g/t Au over 12.35m in NFGC-22-600. These regions are characterized by extensive silicification, brecciation, and sulphide mineralization (Figures 3 and 5).
  Continued exploration drilling in the central portions of the Keats Main Zone targeting the Equinox Vein, a key component of the high-grade gold domain that plunges to the southwest within a segment of the KBFZ has intersected gold-rich portions of the vein, highlights of which include 28.33 g/t Au over 2.05m in NFGC-22-608 and 68.19 g/t Au over 2.05m in NFGC-22-616 (Figures 1, 2, 3 and 4). The Equinox Vein to date has been traced over a strike length of 720m and 120m down-dip.

Melissa Render, VP Exploration for New Found stated: “The Keats-Baseline Fault Zone is comprised of an extensive brittle damage zone adjacent to the Appleton Fault Zone that hosts a network of high-grade gold veins. Today’s results demonstrate that this gold-bearing fault persists over a strike length of at least 1km and likely to depths beyond our current drill footprint. The AFZ is the primary gold-bearing fluid conduit, and the KBFZ is the structural trap where gold has precipitated. Drilling aimed at expanding the Keats Main Zone to the south, which is hosted within the KBFZ, has identified mineralization akin to the characteristic epizonal mineralization styles found elsewhere within the KBFZ and with high gold grades to match. Orogenic gold systems are known to have deep roots, occur in areas of structural complexity, and demonstrate structural repetition. This is fundamental to the design of our exploration drill program targeting the deeper extents of the KBFZ but also where it interacts with the AFZ. Today’s results give us great encouragement in this region of the KBFZ and we are eager to continue to explore and expand on this discovery.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-388	26.65	28.90	2.25	1.42	Keats Main
And	59.20	61.70	2.50	1.75
And	76.00	78.00	2.00	1.06
And	86.00	88.25	2.25	1.37
And[2]	123.00	128.65	5.65	8.98
Including[2]	126.95	128.30	1.35	31.45
And[2]	135.75	139.10	3.35	4.15
And[2]	138.60	139.10	0.50	21.50
And	150.10	153.35	3.25	1.72
And	155.70	161.85	6.15	1.61
NFGC-21-454[2]	209.55	213.25	3.70	2.74	Keats Main
And	276.00	280.05	4.05	1.35
NFGC-21-466[2]	169.70	172.05	2.35	10.89	Keats Main
Including[2]	169.70	170.25	0.55	44.90
And	239.00	241.00	2.00	2.83
And	262.00	264.45	2.45	4.72
Including	262.00	262.85	0.85	12.75
And	314.95	317.40	2.45	5.03
Including	315.90	316.80	0.90	12.40
NFGC-22-486[2]	35.90	38.00	2.10	11.15	Keats HW
Including[2]	36.60	37.30	0.70	32.00
And	304.25	306.35	2.10	2.19	Keats Main
Including	305.45	305.80	0.35	10.45
And[2]	371.40	373.60	2.20	10.53
Including[2]	371.75	372.45	0.70	31.30
NFGC-22-527B	433.00	435.10	2.10	12.87	Keats Main
Including	433.00	434.00	1.00	26.80
And[2]	487.25	489.75	2.50	3.24	Keats Main
Including[2]	487.90	488.50	0.60	11.85
NFGC-22-530	95.00	97.30	2.30	1.16	Keats S
And	NSV				Keats Main
NFGC-22-550	444.45	446.70	2.25	45.05	Keats Main
Including	444.45	445.00	0.55	181.50
NFGC-22-560	NSV				Keats Main
NFGC-22-563	48.00	50.00	2.00	3.26	Keats S
Including	48.80	49.35	0.55	10.40
And	95.00	97.55	2.55	1.46
And	118.35	120.50	2.15	1.14
And	425.00	427.00	2.00	1.08	Keats Main
NFGC-22-564	430.00	432.00	2.00	1.74	Keats S
NFGC-22-569	140.00	142.70	2.70	3.70	Keats S
And	147.00	152.00	5.00	1.78	Keats S
NFGC-22-576	NSV				Keats S
NFGC-22-581	437.75	440.85	3.10	6.80	Keats Main
Including	438.55	439.00	0.45	27.20
And including	440.35	440.85	0.50	12.10
And	449.50	452.00	2.50	1.21
And	456.00	458.00	2.00	6.51
Including	457.00	457.55	0.55	25.80
And	484.00	486.70	2.70	1.05
NFGC-22-583	280.00	282.55	2.55	1.78	Keats Main
NFGC-22-587	NSV				Keats S
NFGC-22-591	61.55	63.90	2.35	1.30	Keats S
And	207.00	209.65	2.65	6.21
Including	207.80	208.55	0.75	19.55
NFGC-22-592	205.15	207.55	2.40	1.93	Keats Main
And	276.30	278.65	2.35	1.38
And	292.00	300.45	8.45	3.56
Including	299.95	300.45	0.50	15.10
NFGC-22-599	54.75	59.00	4.25	1.30	Keats S
NFGC-22-600	430.25	432.25	2.00	1.05	Keats Main
And	437.00	439.70	2.70	2.83
Including	438.40	439.00	0.60	10.15
And	507.00	519.35	12.35	2.79
NFGC-22-608	255.95	258.00	2.05	28.33	Keats Main
NFGC-22-611	NSV				Keats S
NFGC-22-616	197.20	205.70	8.50	1.11	Keats Main
And	222.00	224.00	2.00	1.17
And	226.00	228.60	2.60	1.07
And	265.20	267.25	2.05	68.19
Including	265.60	266.50	0.90	153.50
NFGC-22-619	NSV				Keats S
NFGC-22-623B	166.00	168.00	2.00	2.73	Keats S
And	170.00	172.25	2.25	1.97
NFGC-22-631	57.65	60.30	2.65	1.29	Keats HW
And	183.45	188.90	5.45	3.35	Keats Main
And	203.85	206.20	2.35	3.04
And	210.85	213.00	2.15	3.96
Including	210.85	211.45	0.60	14.10
And	267.75	270.00	2.25	1.10
And	285.00	287.20	2.20	2.71
NFGC-22-649	468.45	470.45	2.00	1.86	Keats Main
And	481.00	484.85	3.85	5.49
NFGC-22-655	316.00	318.00	2.00	5.85	Keats Main
Including	316.55	317.45	0.90	14.35
NFGC-22-669	505.65	507.65	2.00	3.75	Keats Main
Including	506.55	506.90	0.35	20.70
NFGC-22-691	NSV				Keats Main
NFGC-22-721	NSV				Keats Main

Table 2: Summary of composite results reported in this press release for Keats West

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.
2Previously reported interval.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-388	120	-71	242	657988	5427370
NFGC-21-466	300	-45	338	657942.7	5427161
NFGC-21-454	299	-45.5	401	657988.9	5427163
NFGC-22-486	30	-65	419	657814.7	5427088
NFGC-22-530	18	-59	608	657767	5426977
NFGC-22-527B	294	-47.5	731.4	657945.3	5426843
NFGC-22-550	297	-46	556.7	657887.1	5426789
NFGC-22-560	315	-45	410	657510.4	5426949
NFGC-22-583	65	-80	329	657911.6	5427236
NFGC-22-581	297	-46	587	657896.1	5426754
NFGC-22-576	122	-63	251.15	657511.6	5426948
NFGC-22-569	110	-45	257.4	657512.3	5426948
NFGC-22-564	297	-46	506	657865.3	5426801
NFGC-22-563	10	-52	548	657767.4	5426977
NFGC-22-587	120	-45	215	657513.1	5426946
NFGC-22-592	35	-83	339.4	657911.4	5427236
NFGC-22-591	120	-45	218	657487.6	5426991
NFGC-22-600	299.5	-52	626	657887.7	5426789
NFGC-22-599	120	-45	281	657439.6	5426960
NFGC-22-608	87	-79	303.85	657921.1	5427260
NFGC-22-611	90	-45	197	657510	5426951
NFGC-22-616	60	-81	299	657920.9	5427260
NFGC-22-619	78	-45	206	657509.8	5426952
NFGC-22-623B	105	-47	272.3	657487.6	5426991
NFGC-22-631	38	-84	322.75	657920.2	5427260
NFGC-22-649	297	-46	596	657880.4	5426678
NFGC-22-655	333	-83	392	657914.5	5427235
NFGC-22-669	297	-46	611.8	657900.7	5426724
NFGC-22-691	297	-46	707	657898.7	5426609
NFGC-22-721	300	-45	593	657856.1	5426633

Table 3: Details of drill holes reported in this press release

Queensway 400,000m Drill Program Update

Approximately 71% of the planned 400,000m program at Queensway has been drilled to date with approximately 54,344m of the core still pending assay results.

Sampling, Sub-sampling, Laboratory and Discussion

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 60% to 95% of reported core lengths. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A professional geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades. Once all sample intervals have been chosen, photos of the wet and dry core are taken for future reference.

Technicians saw the core along the defined cut-line. One-half of the core is kept as a witness sample and the other half is submitted for crushing, pulverizing, and assaying. Individual sample bags are sealed and placed into shipping pails and/or nylon shipping bags, sealed and marked with the contents.

Drill core samples are shipped to ALS Canada Ltd. (ALS) for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick; an ISO-17025 accredited laboratory. ALS operates under a commercial contract with New Found.

The entire sample is crushed to approximately 70% passing 2 mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis.

Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

All sample pulps are also analyzed for a multi-element ICP package (ALS method code ICP61).

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated October 18, 2022, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 71% complete. The Company is well funded for this program with cash and marketable securities of approximately $62 million as of October 2022.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; results of the drilling program, the interpretation of drilling results, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; assay results; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," “interpreted,” "intends," "estimates," "projects," "aims," “suggests,” “often,” “target,” “future,” “likely,” “appears,” “pending,” "potential," "goal," "objective," "prospective," “possibly,” “preliminary”, and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the interpretation of drilling and assay results, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: October 18, 2022	By:	/s/ Collin Kettell,
Chief Executive Officer